

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 4, 2008

Via U.S. Mail and Fax

Mr. Aaron Samel, Principal Financial Officer
College Tonight, Inc.
6380 Wilshire Boulevard, Suite 1020
Los Angeles, CA 90048

   RE: College Tonight, Inc.
      Form 10-KSB/A for the year December 31, 2007
      Amended on September 3, 2008
      File no. 0-26599

Dear Mr. Samel:

   We have reviewed your supplemental response letter dated September 3, 2008 as well as the above referenced filing and have the following comments. As noted in our comment letter dated July 17, 2008, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-KSB/A for the year ended December 31, 2007

Item 8A (T) Controls and Procedures, page 3

   We note that in your response letter of September 2, 2008 and your amended 10-KSB that your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year even though the Company failed to provide its report on internal control over financial reporting for fiscal year 2007 on timely basis. In our letter dated August 19, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion.

 In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

        Please furnish a letter that keys your responses to our comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or me, at (202) 551-3828 if you have questions regarding comments on the Form 10-KSB.

                                                Sincerely,

                                                Terry French
                                                Accountant Branch Chief